Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Nextdoor Is Going Public Via SPAC: What You Need to Know

The local social network generated $123 million in revenue last year.

Evan Niu, CFA

(TMFNewCow)

Jul 7, 2021 at 10:00AM

Author Bio

Popular local social network Nextdoor is going public, announcing a deal to merge with special purpose acquisition company (SPAC) Khosla Ventures Acquisition II (NASDAQ:KVSB). The news comes following reports in late 2020 that Nextdoor was preparing to go public targeting a valuation of $4 billion to $5 billion. The unicorn start-up has achieved that goal, with the SPAC deal giving Nextdoor a post-money equity value of $4.3 billion.

Here’s what investors need to know about the local social media platform.

IMAGE SOURCE: GETTY IMAGES.

A third of U.S. households use Nextdoor

Nextdoor is a popular platform that connects neighbors, allowing people to share information and updates that are more relevant to local users. To date, the company has raised approximately $470 million in funding and was most recently valued at $2.2 billion in late 2019. The company had poached former Square CFO Sarah Friar to become its CEO back in 2018.

Like many online services, Nextdoor saw engagement soar last year as the COVID-19 pandemic forced people to stay at home, with many people seeking out ways to stay connected through the internet. Currently, Nextdoor operates in 275,000 neighborhoods globally, with roughly a third of U.S. households using the platform to interact with local communities.

In terms of users, Nextdoor says that it has 27.6 million weekly active neighbors (users), or WAUs, as of the first quarter. It’s worth noting that many users end up losing interest in the platform over time. Nearly half of new users stop regularly checking the platform within two years, with 54% of users staying engaged after that time frame. Still, the company says that its overall engagement is comparable to larger social media platforms like Facebook or Twitter, as measured by the proportion of daily active users (DAUs) to monthly active users (MAUs).

Year	WAUs
2018	13.3 million
2019	19.5 million
2020	26.7 million

DATA SOURCE: NEXTDOOR.

“Nextdoor has been at the forefront of cultivating ‘hyperlocal’ communities and neighborhoods since its inception, allowing neighbors to create meaningful connections — both online and offline,” Friar commented in a release. “Our business strengthens as we scale, benefiting from strong network effects, and we believe the proposed transaction with KVSB accelerates the growth potential of our platform.”

Nextdoor’s business

Like most social media companies, Nextdoor’s primary monetization method is advertising. Thanks to its positioning as a “hyperlocal” platform, Nextdoor can appeal to small- and medium-sized businesses (SMB) that are trying to find local customers. Monetization has been steadily improving, with average revenue per WAU climbing from $3.83 in 2018 to $4.99 as of the first quarter.

The company sees opportunities to grow the business by strengthening monetization for several products that are currently under-monetized. Additionally, international expansion is still in the early stages. Of the 60 million verified users on the platform, just 9 million are located in international markets.

Total revenue in 2020 was $123 million, with sales expected to climb 44% to $178 million this year. Nextdoor posted a net loss of $75 million last year, which is forecast to balloon to $103 million in red ink for 2021. The long-term adjusted EBITDA margin target is approximately 40%, compared to the adjusted EBITDA margin of negative 41% in 2020.

Deal details

The SPAC has $416 million in cash in its trust account, and Khosla Ventures has lined up $270 million in PIPE (private investment in public equity) financing from a consortium of prominent institutional heavyweights including T. Rowe Price, Baron Capital, and ARK Invest. That will bring in an estimated $686 million in gross proceeds, assuming no redemptions from Khosla Ventures Acquisition II public shareholders.

The merger is expected to close in the fourth quarter, at which point the ticker will change to “KIND.”

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Randi Zuckerberg, a former director of market development and spokeswoman for Facebook and sister to its CEO, Mark Zuckerberg, is a member of The Motley Fool’s board of directors. Evan Niu, CFA has no position in any of the stocks mentioned. The Motley Fool owns shares of and recommends Facebook, Square, and Twitter. The Motley Fool has a disclosure policy.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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